ITT Inc. 100 Washington Blvd Stamford, CT 06902 (914) 641-2000

December 8, 2023

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
ATTN: Megan Akst and Melissa Kindelan

Re:    ITT Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-05672

Dear Ms. Akst and Ms. Kindelan:

ITT Inc. (the “Company”) hereby submits this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 14, 2023, with respect to the above referenced filing.

Set forth below is the heading and text of each Staff comment, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.You present total segment operating income and margin as well as total adjusted segment operating income and margin, which are non-GAAP measures and should be reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear such measures may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for “Corporate” expenses appears to present non-GAAP measures that exclude normal, recurring, cash operating expenses. Therefore, please revise to remove these measures from your periodic filings, Form 8-K earnings releases, and earnings presentations on your website. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the non-GAAP C&DIs.

Response:
We acknowledge the Staff’s comment. The reconciliation on page 39 presents total segment operating income as calculated in accordance with ASC 280 with equal prominence to the most directly comparable GAAP measure, operating income, as presented in the Consolidated Statements of Operations on page 55.

Management considers total segment operating income and margin and adjusted segment operating income and margin to be useful measures for both management and investors in the assessment of the aggregated performance of the Company’s operating segments for the periods presented. These measures have been consistently and clearly disclosed in our Securities and Exchange Commission (“SEC”) filings and in our earnings releases and related materials since the Company implemented its current organizational structure in fiscal 2011. In presenting these measures, the Company has considered the requirements of Item 10(e) of Regulation S-K and Regulation G, as well as the Staff’s interpretive guidance relating to the use and disclosure of non-GAAP financial measures and does not believe that these measures are misleading. In addition, our current fiscal year guidance and long-term financial targets are presented, in part, on this basis. As such, we believe investors and other users of our financial information find these measures to be critical to assessing the performance of our business. We believe removal of these measures will be confusing. Therefore, we respectfully suggest that the staff reconsider its position by allowing these measures to be retained in our SEC filings and earnings materials in their present form, but with total segment operating income and margin identified as non-GAAP financial measures in accordance with C&DI No. 104.04. In addition, in future filings we are prepared to enhance our disclosures related to the purpose and use of total segment operating income and margin by including the following disclosure:

We use total segment operating income and margin as key indicators of performance for our operating segments. Since total segment operating income and margin do not include certain unallocated Corporate expenses, they should not be viewed as measures of overall Corporate performance, but rather as measures of the aggregated performance of the Company’s operating segments.

Item 15. Exhibits and Financial Statement Schedules
Notes to the Consolidated Financial Statements
Note 3 Segment Information, page 68

2. Please revise to reconcile total segment operating income to consolidated income before income taxes and discontinued operations or consolidated income after those items. Further, remove the reconciliation to consolidated operating income, as well as the total segment operating margin percentages as neither are part of the required reconciliation. Refer to ASC 280-10-50-30b.

Response:
We acknowledge the Staff’s comment. We will update future Segment Information footnote disclosures to include a reconciliation of total segment operating income to consolidated income before income taxes and discontinued operations and will remove the reconciliation to consolidated operating income and the total segment operating margin percentages.

The revised reconciliations that will be included in future filings within the Segment Information footnote is provided as Exhibit A below.

*****
If you have any questions or require any additional information, please call Tymour Okasha, Deputy General Counsel at (914) 641-2162 or me at (914) 641-2162.

Sincerely,

/s/ Emmanuel Caprais
Emmanuel Caprais
Senior Vice President and Chief Financial Officer

cc:    Office of Technology, SEC Division of Corporation Finance
Matthew Franker
Covington & Burling LLP December 8, 2023

Exhibit A: Pro forma presentation of impacted reconciliations in Note 3 Segment Information from 2022 Form 10-K

The following table presents our revenue for each segment and reconciles our total segment revenue to total consolidated revenue.

	Revenue
For the Year Ended December 31	2022	2021	2020
Motion Technologies	$1,374.0	$1,368.6	$1,121.1
Industrial Process	971.0	843.2	843.0
Connect & Control Technologies	645.6	554.7	516.5
Total segment revenue	2,990.6	2,766.5	2,480.6
Eliminations	(2.9)	(1.5)	(2.8)
Total consolidated revenue	$2,987.7	$2,765.0	$2,477.8

The following table presents our operating income for each segment and reconciles our total segment operating income to income from continuing operations before income tax.

	Operating Income
For the Year Ended December 31	2022	2021	2020
Motion Technologies	$208.5	$258.2	$184.0
Industrial Process	187.6	126.8	77.6
Connect & Control Technologies	115.8	81.7	57.0
Total segment operating income	511.9	466.7	318.6
Other corporate costs	(43.9)	(36.8)	(25.8)
Asbestos-related benefit (costs), net(a)	—	74.4	(66.3)
Interest (expense) income, net	(6.4)	1.1	0.7
Non-operating postretirement (costs) benefit, net	(1.1)	1.3	(144.2)
Miscellaneous income, net	1.3	2.4	2.2
Income from continuing operations before income tax	$461.8	$509.1	$85.2
(a)The 2021 period includes a pre-tax gain of $88.8 resulting from the InTelCo Management LLC (InTelCo) divestiture transaction. The 2020 period includes the impact of extending the net asbestos measurement over the full time period we expected claims to be filed against InTelCo. See Note 20, Commitments and Contingencies, for further information.

The following table presents our operating margin for each segment. Segment operating margin is calculated as segment operating income divided by segment revenue.

For the Year Ended December 31	2022	2021	2020
Motion Technologies	15.2%	18.9%	16.4%
Industrial Process	19.3%	15.0%	9.2%
Connect & Control Technologies	17.9%	14.7%	11.0%